UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 7, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

Media Relations	Tel. +41-44-234 85 00

7 February 2012

Media Release

UBS full-year pre-tax profit CHF 5.5 billion; wealth management businesses’ full-year net new money CHF 35.6 billion; end-2011 Basel 2.5 tier 1 ratio 16.0%; dividend of CHF 0.10 to be proposed for 2011

UBS ended the year with an even stronger capital position and sound liquidity and funding positions, and maintained its standing as one of the world’s best capitalized banks. In the fourth quarter, the firm made clear progress towards achieving its strategic goals, reducing Basel III risk-weighted assets (RWA) by an estimated CHF 20 billion and building capital ratios further. UBS’s wealth management businesses together delivered quarterly net new money inflows of CHF 5.0 billion, demonstrating clients’ continued confidence in the firm amid ongoing market uncertainty. UBS also continued to make progress delivering its previously announced cost reduction program.

The firm’s targeted capital structure, which includes 13% in Basel III tier 1 common equity, sends a clear signal about safety and stability. As a clear expression of optimism about the firm’s future, UBS reiterates its intention to propose a dividend of CHF 0.10 per share for the financial year 2011 and thereafter implement a progressive capital return program. UBS also intends to issue loss-absorbing capital in 2012 as a step towards meeting the Swiss regulator’s requirement that systemically important banks hold up to 19% in total Basel III capital in future.

Full-year highlights

•	Net profit attributable to UBS shareholders CHF 4.2 billion; diluted earnings per share CHF 1.10
•

Pre-tax profit up 16% in Wealth Management to CHF 2.7 billion and up 8% in Retail & Corporate to CHF 1.9 billion; Wealth Management Americas continued its convincing turnaround with a pre-tax profit of CHF 504 million compared with a loss of CHF 130 million in 2010

•	Costs reduced by CHF 2.1 billion; bonus pool cut 40% on the prior year
•

Over CHF 50 billion improvement in wealth management businesses’ net new money on the prior year as they attracted net inflows in the Americas, Asia Pacific, emerging markets and globally from ultra high net worth clients

Fourth-quarter highlights

•	Pre-tax profit CHF 584 million; net profit attributable to UBS shareholders CHF 393 million; diluted earnings per share CHF 0.10
•	Group revenues CHF 6.0 billion; underlying revenues up 5%

•	Capital position strengthened further:

– Basel 2.5 tier 1 ratio rose to 16.0% from 13.2%

– Basel 2.5 tier 1 capital increased by CHF 0.9 billion to CHF 38.4 billion

– Basel II tier 1 ratio rose to 19.7% from 18.4%

UBS AG, Media Relations, 7 February 2012	Page 1 of 9

– Basel III RWA reduced by an estimated CHF 20 billion1, with no significant impact on profitability and including sales of auction rate securities positions, showing clear progress in the implementation of our strategy to reduce RWA in both core and legacy Investment Bank businesses

•	Invested assets CHF 2.2 trillion, up 7% on the prior quarter mainly due to positive market performance
•	Wealth Management’s pre-tax profit CHF 471 million; net new money CHF 3.1 billion, with continued net inflows in Asia Pacific, emerging markets and globally from ultra high net worth clients
•	Retail & Corporate recorded a resilient performance with pre-tax profit of CHF 412 million
•	Wealth Management Americas’ pre-tax profit CHF 114 million; net new money CHF 1.9 billion, driven by recruiting of experienced financial advisors
•	Global Asset Management’s pre-tax profit up 49% to CHF 118 million due to higher net management fees and higher performance fees
•

Investment Bank actively reduced VaR and RWA in turbulent markets; strong performance in credit, macro and emerging markets outweighed by the effect of challenging market conditions on revenues, leading to a pre-tax loss of CHF 256 million

Zurich/Basel, 7 February 2012 – Commenting on UBS’s fourth-quarter results, Group CEO Sergio P. Ermotti said: “More than ever, our clients demand safety, stability and the best investment advice to steer them successfully through turbulent markets. We are uniquely positioned to deliver exactly this. We continue to strengthen our capital, putting us ahead as the industry as a whole builds towards new capital requirements, and we place clients at the very center of everything we do, with comprehensive products and services tailored solely to their needs. Making the best possible use of these clear competitive advantages will enable us to provide attractive and sustainable returns to our shareholders.”

Fourth-quarter net profit attributable to UBS shareholders CHF 393 million

Net profit attributable to UBS shareholders was CHF 393 million compared with CHF 1,018 million in the third quarter. Pre-tax profit declined by CHF 396 million to CHF 584 million. In the fourth quarter, we recorded a net income tax expense of CHF 189 million compared with a net income tax benefit of CHF 40 million in the prior quarter. Operating expenses were CHF 5,383 million, down CHF 49 million, or 1%, compared with the third quarter. Salaries and variable compensation decreased by CHF 317 million, or 12%, mainly reflecting reduced expenses for variable compensation and lower restructuring charges. We employed 64,820 personnel as of 31 December 2011 compared with 65,921 personnel as of 30 September 2011. The decrease in personnel of 1,101 during the quarter is mainly related to our cost reduction program.

Wealth Management’s pre-tax profit was CHF 471 million in the fourth quarter of 2011 compared with CHF 888 million in the previous quarter, which included a gain of CHF 433 million from the sale of our strategic investment portfolio and CHF 85 million of restructuring charges. Excluding this gain, the gross margin on invested assets declined by 6 basis points to 91 basis points as a result of lower client activity and lower interest income. Net new money inflows of CHF 3.1 billion were recorded in the fourth quarter. International wealth management reported slightly higher net inflows of CHF 4.2 billion, as net inflows continued in Asia Pacific and emerging markets, as well as globally from ultra high net worth clients. In Europe, we reported small net new money inflows. Invested assets were CHF 750 billion on 31 December 2011, up CHF 30 billion from 30 September 2011, with half of the improvement occurring towards the end of the quarter. This increase mainly reflected a recovery in global equity markets during the quarter, the depreciation of the Swiss franc against the US dollar and net new money inflows. Operating expenses decreased to CHF 1,203 million from CHF 1,290 million.

Retail & Corporate’s pre-tax profit was CHF 412 million in the fourth quarter of 2011 compared with CHF 683 million in the third quarter, which included a CHF 289 million gain from the sale of our strategic investment portfolio. The fourth quarter included CHF 8 million of restructuring charges associated with our cost reduction program compared with CHF 24 million in the prior quarter.

UBS AG, Media Relations, 7 February 2012	Page 2 of 9

Adjusted for the abovementioned third-quarter gain from the sale of our strategic investment portfolio, operating income remained stable, as a decline in income was offset by lower credit loss expenses following a CHF 73 million increase in collective loan loss provisions in the third quarter. Operating expenses decreased to CHF 517 million from CHF 535 million in the third quarter.

Wealth Management Americas’ pre-tax profit was CHF 114 million compared with CHF 139 million in the prior quarter. In US dollar terms, operating income decreased 5% as a result of lower fees and commissions as well as a decrease in income from financial investments held in our available-for-sale portfolio. Operating expenses declined 3% in US dollar terms, reflecting lower personnel and non-personnel expenses, including lower restructuring charges and a decline in litigation provision charges. Net new money was CHF 1.9 billion compared with CHF 4.0 billion in the previous quarter. Net recruiting of financial advisors drove net new money during the quarter. Including interest and dividend income, net new money inflows were CHF 7.9 billion compared with inflows of CHF 8.0 billion in the prior quarter. The gross margin on invested assets in Swiss franc terms decreased by 2 basis points to 78 basis points, as income increased 3% compared with a 5% increase in average invested assets.

Global Asset Management’s pre-tax profit in the fourth quarter of 2011 was CHF 118 million compared with CHF 79 million in the prior quarter. Total operating income was CHF 463 million compared with CHF 399 million. Net management fees increased due to higher average invested assets resulting from the depreciation of the Swiss franc and improved market valuations. Additional contributors to the increase in net management fees included CHF 9 million from the ING Investment Management business acquired in Australia and higher transaction fees in global real estate. Performance fees were higher by CHF 15 million, primarily in alternative and quantitative investments. Excluding money market flows, net new money inflows from third parties were CHF 0.3 billion compared with CHF 1.5 billion in the third quarter. Third party net inflows were recorded in Europe and the Middle East, Switzerland and Asia Pacific, and net outflows were recorded in the Americas. Total gross margin was 34 basis points compared with 30 basis points in the prior quarter, primarily as a result of higher performance and transaction fees. Total operating expenses were CHF 345 million compared with CHF 321 million in the prior quarter.

The Investment Bank recorded a pre-tax loss of CHF 256 million in the fourth quarter of 2011 compared with a pre-tax profit of CHF 100 million in the fourth quarter of 2010. Excluding own credit, the pre-tax loss was CHF 186 million compared with a pre-tax profit of CHF 608 million at the end of the fourth quarter of 2010, reflecting lower revenues across all business areas amidst more challenging market conditions. In investment banking, total revenues were CHF 280 million compared with CHF 910 million. Advisory revenues decreased 4% to CHF 254 million from CHF 264 million. Capital market revenues were CHF 268 million compared with CHF 757 million due to reduced capital market activity. Securities revenues decreased 19% to CHF 1,518 million from CHF 1,884 million in the fourth quarter of 2010. Equities revenues decreased 26% to CHF 704 million from CHF 945 million. Fixed income, currencies and commodities (FICC) revenues decreased 13% to CHF 814 million from CHF 939 million in the fourth quarter of 2010. Instability in the eurozone, weak economic data and lack of liquidity continued to impact credit markets, while the macro businesses benefited from increased volatility and improved client activity. A strong performance in the macro business, with revenues more than doubling to CHF 851 million, was offset by lower revenues in other FICC and credit. The combined revenues from credit, macro and emerging markets increased 27% to CHF 1,260 million from CHF 991 million. Total operating expenses decreased 4% to CHF 1,986 million compared with CHF 2,078 million. During the fourth quarter of 2011, we continued to actively reduce risk-weighted assets, particularly in our FICC business. Risk-weighted assets in the Investment Bank on a Basel 2.5 basis decreased to CHF 156 billion at the end of the fourth quarter from CHF 198 billion at the end of the third quarter.

UBS AG, Media Relations, 7 February 2012	Page 3 of 9

The Corporate Center’s pre-tax result in the fourth quarter of 2011 was a loss of CHF 273 million, compared with a loss of CHF 160 million in the previous quarter. This result was primarily due to a decline in the value of the option to acquire the SNB StabFund’s equity. The third quarter also included a gain of CHF 78 million on the sale of a property in Switzerland.

Results by reporting segment

CHF million	Total operating income			Total operating expenses			Performance from continuing operations before tax
For the quarter ended	31.12.11	30.9.11	% change	31.12.11	30.9.11	% change	31.12.11	30.9.11	% change
Wealth Management	1,673	2,178	(23)	1,203	1,290	(7)	471	888	(47)
Retail & Corporate	928	1,218	(24)	517	535	(3)	412	683	(40)
Wealth Management & Swiss Bank	2,601	3,396	(23)	1,719	1,825	(6)	882	1,571	(44)
Wealth Management Americas	1,325	1,294	2	1,211	1,154	5	114	139	(18)
Global Asset Management	463	399	16	345	321	7	118	79	49
Investment Bank	1,730	1,428	21	1,986	2,078	(4)	(256)	(650)	61
Corporate Center	(152)	(105)	(45)	121	55	120	(273)	(160)	(71)
UBS	5,967	6,412	(7)	5,383	5,432	(1)	584	980	(40)

Capital position and balance sheet

Our Basel II tier 1 capital ratio improved from 18.4% at the end of the third quarter to 19.7% at the end of the fourth quarter. From 31 December 2011 UBS capital disclosures fall under the revised Basel II market risk framework referred to as Basel 2.5. Our Basel 2.5 tier 1 capital increased by CHF 0.9 billion from the prior quarter-end and our Basel 2.5 risk-weighted assets dropped by CHF 42.9 billion to CHF 241 billion as of 31 December 2011. As a result, our Basel 2.5 tier 1 capital ratio improved to 16.0% from 13.2% on 30 September 2011. On 31 December 2011, our balance sheet assets stood at CHF 1,419 billion, CHF 28 billion lower than on 30 September 2011, mainly due to lower positive replacement values.

Invested assets

Invested assets were CHF 2,167 billion as of 31 December 2011 compared with CHF 2,025 billion as of 30 September 2011. This increase was primarily attributable to positive market performance, as well as the appreciation of the US dollar against the Swiss franc. Of the invested assets, CHF 750 billion were attributable to Wealth Management, CHF 134 billion were attributable to Retail & Corporate; CHF 709 billion were attributable to Wealth Management Americas; and CHF 574 billion were attributable to Global Asset Management.

Cost management

Total operating expenses for 2011 were reduced by CHF 2.1 billion on the prior year to CHF 22.4 billion. In the fourth quarter, UBS continued to make progress delivering its previously announced cost reduction program, with headcount down by 1,101 on the prior quarter. More benefits as a result of these measures are expected to come through in 2012. Capacity for further tactical cost-cutting measures is limited and so future programs will focus on strategic changes in the firm’s organizational design and structures. UBS will continue to seek additional efficiencies by exploring opportunities to lower the structural cost base of the firm. In addition, if market conditions deteriorate materially, UBS will take further measures to reduce its cost base.

UBS AG, Media Relations, 7 February 2012	Page 4 of 9

UBS Pension Fund in Switzerland

The UBS Pension Fund in Switzerland is implementing various changes: in addition to using updated actuarial assumptions in 2011, including higher future life expectancy, with effect from 2013 the conversion rate used for the calculation of the pension at retirement will be reduced and the regular retirement age will be raised by two years. These measures have differing accounting effects for UBS. Mainly as a result of the updated actuarial assumptions, UBS’s defined benefit obligation for the Swiss pension fund increased by CHF 1.5 billion in the fourth quarter of 2011, generating an actuarial loss. Under current IFRS accounting requirements, this loss is largely deferred, but will be deducted from the firm’s IFRS equity upon adoption of the revised IFRS standard (IAS 19R), together with all other unrecognized actuarial losses from previous years. The plan changes to the Swiss pension fund are accounted for differently. They will result in a one-off pre-tax gain of approximately CHF 485 million in the first quarter of 2012 and a benefit to equity of approximately CHF 245 million upon adoption of IAS 19R.2

Outlook

As in the fourth quarter of 2011, ongoing concerns surrounding eurozone sovereign debt, the European banking system and US federal budget deficit issues, as well as continued uncertainty about the global economic outlook in general, appear likely to have a negative influence on client activity levels in the first quarter of 2012. Such circumstances would make sustained and material improvements in prevailing market conditions unlikely and would have the potential to generate headwinds for revenue growth, net interest margins and net new money. In light of the above, traditional improvements in first quarter activity levels and trading volumes may fail to materialize fully, which would weigh on overall results for the coming quarter, most notably in the Investment Bank. Nevertheless, we believe our asset-gathering businesses as a whole will continue to attract net new money as our clients recognize our efforts and continue to entrust us with their assets. We are confident that the coming quarters will present additional opportunities for us to strengthen our position as one of the best capitalized banks in the world, and we will continue to focus on reducing our Basel III risk-weighted assets and building our capital ratios. We continue to have the utmost confidence in our firm’s future.

1	Our pro-forma Basel III risk-weighted assets calculation is a combination of the existing Basel 2.5 risk-weighted assets, a revised treatment for securitization exposures which applies a fixed risk weighting, as well as several new capital charges which require the development of new models and calculation engines. Our pro-forma Basel III risk-weighted assets are based on estimates of the impact of these new capital charges, and will be refined as we progress with our implementation of the new models and associated systems.
2	If UBS were to early adopt IAS 19R effective 1 January 2012, the above-mentioned benefit to equity of approximately CHF 245 million would instead be an additional credit to the income statement, resulting in an overall pre-tax gain of approximately CHF 730 million.

UBS AG, Media Relations, 7 February 2012	Page 5 of 9

UBS key figures

	For the quarter ended			Year ended
CHF million, except where indicated	31.12.11	30.9.11	31.12.10	31.12.11	31.12.10
Group results
Operating income	5,967	6,412	7,141	27,893	31,994
Operating expenses	5,383	5,432	5,928	22,441	24,539
Operating profit from continuing operations before tax	584	980	1,214	5,453	7,455
Net profit attributable to UBS shareholders	393	1,018	1,663	4,233	7,534
Diluted earnings per share (CHF) [1]	0.10	0.27	0.43	1.10	1.96
Key performance indicators, balance sheet and capital management [2]
Performance
Return on equity (RoE) (%)				8.6	16.7
Return on risk-weighted assets, Basel II, gross (%)				13.7	15.5
Return on assets, gross (%)				2.1	2.3
Growth
Net profit growth (%) [3]	(61.4)	0.3	(0.1)	(43.8)	N/A
Net new money (CHF billion) [4]	6.4	4.9	7.1	42.4	(14.3)
Efficiency
Cost / income ratio (%)	90.0	83.6	81.1	80.2	76.5
		As of
CHF million, except where indicated	31.12.11	30.9.11	31.12.10
Capital strength
BIS tier 1 ratio, Basel 2.5 (%) [5]	16.0	13.2
BIS tier 1 ratio, Basel II (%) [5]	19.7	18.4	17.8
FINMA leverage ratio (%) [6]	5.4	5.4	4.4
Balance sheet and capital management
Total assets	1,419,313	1,446,845	1,317,247
Equity attributable to UBS shareholders	53,551	51,817	46,820
Total book value per share (CHF) [6]	14.29	13.85	12.35
Tangible book value per share (CHF) [6]	11.70	11.34	9.76
BIS total ratio, Basel 2.5 (%) [5]	17.3	14.2
BIS total ratio, Basel II (%) [5]	21.6	20.0	20.4
BIS risk-weighted assets, Basel 2.5 [5]	240,962	283,843
BIS risk-weighted assets, Basel II [5]	198,494	207,257	198,875
BIS tier 1 capital, Basel 2.5 [5]	38,449	37,546
BIS tier 1 capital, Basel II [5]	39,059	38,121	35,323
Additional information
Invested assets (CHF billion)	2,167	2,025	2,152
Personnel (full-time equivalents)	64,820	65,921	64,617
Market capitalization [7]	42,843	40,390	58,803

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of the fourth quarter 2011 report for more information. 2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010. 3 Not meaningful and not included if either the reporting period or the comparison period is a loss period. 4 Excludes interest and dividend income. 5 Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of the fourth quarter 2011 report for more information. 6 Refer to the “Capital management” section of the fourth quarter 2011 report for more information. 7 Refer to the appendix “UBS registered shares” of the fourth quarter 2011 report for more information.

UBS AG, Media Relations, 7 February 2012	Page 6 of 9

Income statement

	For the quarter ended			% change from		Year ended
CHF million, except per share data	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Continuing operations
Interest income	4,139	4,372	4,591	(5)	(10)	17,969	18,872
Interest expense	(2,395)	(2,512)	(2,888)	(5)	(17)	(11,143)	(12,657)
Net interest income	1,745	1,861	1,703	(6)	2	6,826	6,215
Credit loss (expense)/recovery	(14)	(89)	(164)	(84)	(91)	(84)	(66)
Net interest income after credit loss expense	1,731	1,771	1,539	(2)	12	6,742	6,149
Net fee and commission income	3,498	3,557	4,444	(2)	(21)	15,174	17,160
Net trading income	610	(28)	785		(22)	4,510	7,471
Other income	128	1,111	373	(88)	(66)	1,467	1,214
Total operating income	5,967	6,412	7,141	(7)	(16)	27,893	31,994
Personnel expenses	3,503	3,758	3,777	(7)	(7)	15,593	16,920
General and administrative expenses	1,652	1,411	1,894	17	(13)	5,959	6,585
Depreciation of property and equipment	198	212	231	(7)	(14)	761	918
Amortization of intangible assets	29	51	26	(43)	12	127	117
Total operating expenses	5,383	5,432	5,928	(1)	(9)	22,441	24,539
Operating profit from continuing operations before tax	584	980	1,214	(40)	(52)	5,453	7,455
Tax expense/(benefit)	189	(40)	(469)			952	(381)
Net profit from continuing operations	395	1,019	1,683	(61)	(77)	4,500	7,836
Discontinued operations
Profit from discontinued operations before tax	0	0	0			0	2
Tax expense	0	0	0			0	0
Net profit from discontinued operations	0	0	0			0	2
Net profit	395	1,019	1,683	(61)	(77)	4,501	7,838
Net profit attributable to non-controlling interests	2	2	21	0	(90)	268	304
from continuing operations	2	2	21	0	(90)	268	303
from discontinued operations	0	0	0			0	1
Net profit attributable to UBS shareholders	393	1,018	1,663	(61)	(76)	4,233	7,534
from continuing operations	393	1,018	1,663	(61)	(76)	4,232	7,533
from discontinued operations	0	0	0			0	1
Earnings per share (CHF)
Basic earnings per share	0.10	0.27	0.44	(63)	(77)	1.12	1.99
from continuing operations	0.10	0.27	0.44	(63)	(77)	1.12	1.99
from discontinued operations	0.00	0.00	0.00			0.00	0.00
Diluted earnings per share	0.10	0.27	0.43	(63)	(77)	1.10	1.96
from continuing operations	0.10	0.27	0.43	(63)	(77)	1.10	1.96
from discontinued operations	0.00	0.00	0.00			0.00	0.00

UBS AG, Media Relations, 7 February 2012	Page 7 of 9

Media release available at www.ubs.com/media and www.ubs.com/investors

Further information on UBS’s quarterly results is available at www.ubs.com/investors:

•	Fourth quarter 2011 financial report
•	Fourth quarter 2011 results slide presentation
•	Letter to shareholders (English, German, French and Italian)

Webcast

The results presentation, with Sergio P. Ermotti, Group Chief Executive Officer, Tom Naratil, Group Chief Financial Officer, and Caroline Stewart, Global Head of Investor Relations, will be webcast live on www.ubs.com/media at the following time on 7 February 2012:

•	0900 CET
•	0800 GMT
•	0300 US EST

Webcast playback will be available from 1400 CET on 7 February 2012.

UBS AG

Media contact
Switzerland:	+41-44-234-85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

UBS AG, Media Relations, 7 February 2012	Page 8 of 9

Cautionary Statement Regarding Forward-Looking Statements

This release contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and manage its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) possible constraints or sanctions that regulatory authorities might impose on UBS, including as a consequence of the unauthorized trading incident announced in September 2011; (6) changes in UBS’s competitive position, including whether differences in regulatory requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis; (8) the effects on UBS’s cross-border banking business of international tax treaties recently negotiated by Switzerland and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on 10 November 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding

Numbers presented throughout this release may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG, Media Relations, 7 February 2012	Page 9 of 9

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name:	Louis Eber
Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Director

Date: February 7, 2012